

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 21, 2016

Paul Averback
President and Chief Executive Officer
Nymox Pharmaceutical Corporation
Bay & Deveaux Streets, Second Floor
Nassau, The Bahamas

> **Re:** **Nymox Pharmaceutical Corporation**
> **Form 20-F**
> **Filed March 31, 2016**
> **File No. 001-12033**

Dear Dr. Averback:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance